UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 21, 2022

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Information Contained in this Report on Form 6-K

Results of the Annual Meeting of Stockholders

On December 21, 2022, Navios Maritime Holdings Inc. (the “Company”) held its 2022 Annual Meeting of Stockholders (the “Annual Meeting”). The record date for the Annual Meeting was November 15, 2022. Set forth below are the matters acted upon by the stockholders, and the final voting results of each such proposal.

1. Election of Class B Directors. The Company’s stockholders voted to elect Spyridon Magoulas, Shunji Sasada and Michael Pearson as Class B Directors of the Company, whose terms, upon election, will expire in 2025.

2. Ratification of appointment of PricewaterhouseCoopers. The Company’s stockholders voted to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent public accountants for the fiscal year ending December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date:	December 21, 2022

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